RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:07 30 May 2025 RNS Number : 6926K Unilever PLC 30 May 2025 TRANSACTIONS IN OWN SECURITIES 30 May 2025 Unilever PLC (the "Company") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Goldman Sachs International ("the Broker") The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 29 May 2025 Number of ordinary shares purchased: 228,358 Highest price paid per share: GBP 46.9300 Lowest price paid per share: GBP 46.6300 Volume weighted average price paid per share: GBP 46.7817 Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 13 February 2025, as announc on that date. Following the purchase of these shares, Unilever holds 71,120,860 of its ordinary shares in treasur and has 2,497,426,959 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 46.7782 172,632 BATS 0.0000 0 Chi-X 46.7927 55,726 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behal the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Time (GMT) 304 46.69 XLON 09:27:27 353 46.69 XLON 09:27:27 275 46.69 XLON 09:29:53 224 46.69 XLON 09:29:53 250 46.69 XLON 09:32:31 596 46.67 XLON 09:34:57 25 46.67 XLON 09:34:57 26 46.70 XLON 09:36:37 209 46.70 XLON 09:36:37 224 46.72 XLON 09:37:53 215 46.72 XLON 09:39:21 802 46.74 XLON 09:39:46 784 46.74 XLON 09:39:53 391 46.75 XLON 09:42:44 61 46.75 XLON 09:42:44 63 46.75 XLON 09:42:44 13 46.75 XLON 09:42:44 763 46.74 XLON 09:43:29 304 46.75 XLON 09:43:57 485 46.75 XLON 09:44:57 771 46.76 XLON 09:45:35 800 46.78 XLON 09:46:58 251 46.78 XLON 09:49:05 791 46.78 XLON 09:52:22 764 46.80 XLON 10:00:23 260 46.80 XLON 10:01:56 511 46.80 XLON 10:01:56 812 46.78 XLON 10:02:26 750 46.76 XLON 10:04:52 489 46.77 XLON 10:18:45 707 46.82 XLON 10:23:32 454 46.80 XLON 10:25:46 486 46.79 XLON 10:27:39 455 46.77 XLON 10:28:18 465 46.75 XLON 10:29:18 293 46.73 XLON 10:34:36 56 46.74 XLON 10:39:28 126 46.74 XLON 10:40:26 591 46.74 XLON 10:40:26 785 46.74 XLON 10:45:17 752 46.72 XLON 10:46:31 412 46.72 XLON 10:51:18 374 46.72 XLON 10:51:18 293 46.72 XLON 10:51:18 136 46.72 XLON 10:51:18 78 46.72 XLON 10:51:18 794 46.70 XLON 10:51:25 62 46.71 XLON 11:00:40 743 46.71 XLON 11:00:40 63 46.71 XLON 11:01:18 70 46.71 XLON 11:01:20 133 46.71 XLON 11:01:20 234 46.71 XLON 11:01:25 783 46.69 XLON 11:02:01 141 46.68 XLON 11:03:38 62 46.68 XLON 11:03:38 62 46.67 XLON 11:05:43 725 46.67 XLON 11:06:04 56 46.68 XLON 11:08:05 699 46.68 XLON 11:08:05 573 46.66 XLON 11:09:35 208 46.66 XLON 11:09:35 366 46.66 XLON 11:09:35 138 46.66 XLON 11:09:35 103 46.66 XLON 11:09:35 220 46.66 XLON 11:09:35 3 46.66 XLON 11:09:35 273 46.66 XLON 11:09:44 774 46.66 XLON 11:10:16 170 46.66 XLON 11:10:38 609 46.66 XLON 11:10:38 13 46.66 XLON 11:14:59 749 46.66 XLON 11:14:59 783 46.64 XLON 11:16:13 782 46.63 XLON 11:17:10 777 46.63 XLON 11:21:14 760 46.63 XLON 11:23:37 114 46.64 XLON 11:28:28 114 46.64 XLON 11:28:28 269 46.64 XLON 11:28:28 146 46.64 XLON 11:28:28 114 46.64 XLON 11:28:37 143 46.64 XLON 11:28:37 247 46.64 XLON 11:29:42 173 46.64 XLON 11:29:42 154 46.64 XLON 11:29:42 133 46.64 XLON 11:29:42 366 46.68 XLON 11:33:54 91 46.68 XLON 11:33:54 106 46.68 XLON 11:33:54 187 46.68 XLON 11:37:05 139 46.68 XLON 11:37:05 146 46.68 XLON 11:37:05 69 46.68 XLON 11:37:06

85 46.68 XLON 11:37:06 120 46.68 XLON 11:37:48 137 46.68 XLON 11:37:48 162 46.68 XLON 11:37:48 38 46.68 XLON 11:37:48 125 46.68 XLON 11:39:22 94 46.68 XLON 11:39:22 366 46.68 XLON 11:39:22 170 46.68 XLON 11:39:22 141 46.68 XLON 11:39:22 92 46.68 XLON 11:39:22 158 46.68 XLON 11:39:22 500 46.67 XLON 11:41:20 181 46.67 XLON 11:41:20 89 46.67 XLON 11:41:20 765 46.67 XLON 11:47:13 458 46.67 XLON 11:47:13 93 46.67 XLON 11:47:13 147 46.68 XLON 11:47:27 99 46.68 XLON 11:47:27 172 46.68 XLON 11:47:27 148 46.68 XLON 11:47:27 430 46.68 XLON 11:47:27 773 46.67 XLON 11:50:26 143 46.68 XLON 11:50:56 640 46.68 XLON 11:51:48 153 46.70 XLON 11:55:08 150 46.70 XLON 11:55:38 160 46.70 XLON 11:55:38 119 46.70 XLON 11:55:38 803 46.69 XLON 11:55:40 91 46.72 XLON 12:00:40 137 46.72 XLON 12:00:40 127 46.72 XLON 12:00:40 458 46.72 XLON 12:00:40 47 46.72 XLON 12:00:40 210 46.71 XLON 12:02:14 107 46.71 XLON 12:02:14 153 46.71 XLON 12:03:18 174 46.71 XLON 12:03:18 269 46.71 XLON 12:03:18 78 46.71 XLON 12:03:18 145 46.71 XLON 12:03:18 130 46.71 XLON 12:03:18 103 46.71 XLON 12:03:18 241 46.70 XLON 12:03:44 452 46.70 XLON 12:03:44 84 46.70 XLON 12:03:44 159 46.70 CHIX 12:15:56 107 46.70 XLON 12:16:10 496 46.70 CHIX 12:16:10 673 46.70 XLON 12:16:22 341 46.67 XLON 12:26:53 463 46.67 XLON 12:26:53 672 46.67 CHIX 12:26:53 237 46.69 CHIX 12:30:10 276 46.71 XLON 12:31:21 504 46.71 XLON 12:31:21 343 46.71 XLON 12:31:49 89 46.71 XLON 12:31:49 132 46.71 XLON 12:31:49 158 46.71 XLON 12:31:49 229 46.70 CHIX 12:32:02 343 46.72 XLON 12:39:58 132 46.72 XLON 12:39:58 783 46.73 XLON 12:41:41 139 46.73 XLON 12:41:41 120 46.73 XLON 12:41:41 301 46.74 CHIX 12:42:52 807 46.76 XLON 12:44:41 77 46.74 CHIX 12:46:59 260 46.74 CHIX 12:47:59 423 46.74 XLON 12:48:41 373 46.74 XLON 12:48:41 304 46.74 XLON 12:52:14 506 46.74 XLON 12:52:14 429 46.74 CHIX 12:52:14 396 46.74 CHIX 12:54:34 98 46.74 CHIX 12:57:43 88 46.74 CHIX 12:58:56 161 46.74 CHIX 12:59:21 494 46.75 XLON 12:59:28 781 46.76 XLON 13:00:26 207 46.76 CHIX 13:00:26 258 46.76 CHIX 13:00:26 803 46.74 XLON 13:01:21 3 46.74 CHIX 13:01:21 605 46.76 CHIX 13:03:39 790 46.75 XLON 13:04:06 740 46.79 XLON 13:05:09 689 46.80 CHIX 13:05:28 461 46.79 XLON 13:05:31 453 46.78 CHIX 13:05:31 311 46.78 CHIX 13:06:45 316 46.81 XLON 13:07:49 146 46.82 XLON 13:11:01 70 46.82 XLON 13:11:01 803 46.82 CHIX 13:11:04 669 46.80 CHIX 13:12:12 536 46.79 XLON 13:12:18 382 46.78 CHIX 13:13:08 789 46.77 XLON 13:13:22 57 46.75 CHIX 13:15:30 263 46.75 CHIX 13:15:53 203 46.75 CHIX 13:17:38 13 46.75 CHIX 13:17:39 409 46.74 XLON 13:17:45 8 46.75 CHIX 13:21:35 32 46.75 CHIX 13:21:46 193 46.75 CHIX 13:21:51 32 46.75 CHIX 13:22:07 32 46.75 CHIX 13:22:17 179 46.75 CHIX 13:22:19 658 46.74 XLON 13:22:20 354 46.74 CHIX 13:22:47 11 46.76 CHIX 13:25:15 165 46.78 XLON 13:33:01 605 46.78 XLON 13:33:01 624 46.78 CHIX 13:33:01 629 46.76 XLON 13:33:32 214 46.76 CHIX 13:33:32 241 46.74 CHIX 13:36:28 482 46.74 XLON 13:37:12 469 46.73 CHIX 13:38:02 752 46.73 XLON 13:40:35 60 46.73 XLON 13:40:35 576 46.73 CHIX 13:40:51 561 46.73 XLON 13:41:46 204 46.73 XLON 13:41:46 759 46.71 XLON 13:42:26 393 46.71 CHIX 13:42:26 293 46.71 CHIX 13:45:06 786 46.76 XLON 13:53:15 793 46.76 XLON 13:54:00 645 46.75 CHIX 13:54:37 781 46.74 XLON 13:55:34 474 46.75 CHIX 13:56:38 799 46.75 XLON 14:00:01 116 46.75 CHIX 14:00:01 602 46.75 CHIX 14:02:29 768 46.74 XLON 14:02:33 793 46.75 XLON 14:06:41 1 46.75 XLON 14:06:41 499 46.75 CHIX 14:06:41 488 46.73 CHIX 14:07:54 683 46.74 XLON 14:13:34 80 46.74 XLON 14:13:34 518 46.74 CHIX 14:13:34 198 46.74 XLON 14:14:20 304 46.76 XLON 14:18:15 455 46.76 XLON 14:18:15 1 46.75 CHIX 14:18:16 150 46.75 XLON 14:20:30 58 46.75 XLON 14:20:30 733 46.75 CHIX 14:20:30 366 46.75 XLON 14:21:18 600 46.74 XLON 14:21:35 399 46.74 XLON 14:24:28 614 46.76 XLON 14:27:00 277 46.76 XLON 14:27:00

411 46.75 XLON 14:27:58 88 46.75 XLON 14:27:58 812 46.74 XLON 14:28:00 770 46.74 XLON 14:28:18 135 46.73 CHIX 14:28:56 53 46.74 XLON 14:29:46 271 46.78 XLON 14:30:01 230 46.76 XLON 14:30:03 203 46.77 CHIX 14:30:03 245 46.77 XLON 14:30:12 233 46.78 XLON 14:30:43 210 46.77 CHIX 14:30:50 227 46.76 XLON 14:30:52 203 46.75 CHIX 14:31:11 150 46.74 XLON 14:31:15 196 46.74 XLON 14:31:21 23 46.74 XLON 14:31:28 217 46.74 XLON 14:31:28 177 46.77 XLON 14:31:44 162 46.77 XLON 14:31:44 145 46.77 XLON 14:31:44 21 46.75 CHIX 14:31:45 347 46.75 XLON 14:31:47 322 46.75 CHIX 14:31:47 32 46.75 XLON 14:31:59 359 46.75 XLON 14:31:59 487 46.77 XLON 14:32:11 395 46.75 XLON 14:32:49 363 46.75 CHIX 14:32:49 358 46.75 XLON 14:32:54 206 46.75 XLON 14:33:20 155 46.75 XLON 14:33:34 50 46.75 XLON 14:33:34 262 46.73 XLON 14:33:46 222 46.72 XLON 14:34:03 203 46.72 XLON 14:34:30 274 46.73 XLON 14:35:21 443 46.77 XLON 14:35:47 204 46.77 CHIX 14:35:54 504 46.79 XLON 14:36:03 558 46.79 XLON 14:36:24 511 46.79 XLON 14:36:36 199 46.80 CHIX 14:36:38 329 46.81 XLON 14:36:43 8 46.80 CHIX 14:36:44 326 46.79 XLON 14:37:03 205 46.78 CHIX 14:37:19 329 46.79 XLON 14:38:30 24 46.79 XLON 14:39:26 44 46.79 XLON 14:39:28 315 46.79 XLON 14:39:28 110 46.79 XLON 14:39:46 197 46.79 XLON 14:40:16 204 46.80 CHIX 14:40:16 274 46.79 XLON 14:40:54 203 46.78 CHIX 14:40:54 719 46.81 XLON 14:42:38 270 46.81 CHIX 14:42:38 500 46.79 XLON 14:44:02 165 46.79 XLON 14:45:36 205 46.79 CHIX 14:45:36 519 46.77 XLON 14:45:41 210 46.77 CHIX 14:45:41 751 46.79 XLON 14:46:01 220 46.79 CHIX 14:46:01 365 46.81 CHIX 14:47:19 104 46.84 XLON 14:48:23 504 46.84 XLON 14:48:23 153 46.84 XLON 14:48:23 167 46.84 XLON 14:48:23 90 46.84 XLON 14:48:23 42 46.83 CHIX 14:48:30 758 46.85 XLON 14:49:17 366 46.85 CHIX 14:49:17 31 46.85 CHIX 14:49:37 483 46.85 XLON 14:49:59 320 46.85 XLON 14:49:59 322 46.85 CHIX 14:49:59 767 46.83 XLON 14:50:30 339 46.83 CHIX 14:50:50 770 46.83 XLON 14:53:05 805 46.83 XLON 14:53:47 352 46.83 CHIX 14:53:47 345 46.86 CHIX 14:55:40 622 46.85 XLON 14:56:00 806 46.85 XLON 14:57:18 221 46.84 CHIX 14:57:36 62 46.87 XLON 14:59:31 76 46.87 XLON 14:59:31 580 46.87 XLON 14:59:31 597 46.85 XLON 15:02:06 204 46.85 CHIX 15:02:17 414 46.85 XLON 15:02:34 73 46.83 XLON 15:03:04 388 46.83 XLON 15:03:04 210 46.83 CHIX 15:03:04 513 46.85 XLON 15:04:25 221 46.85 CHIX 15:04:25 414 46.83 XLON 15:05:15 204 46.83 CHIX 15:05:15 315 46.82 XLON 15:05:30 33 46.82 XLON 15:06:53 207 46.82 XLON 15:06:53 208 46.82 CHIX 15:06:53 428 46.84 XLON 15:07:30 362 46.84 XLON 15:07:31 208 46.83 CHIX 15:07:36 260 46.84 XLON 15:07:51 181 46.84 XLON 15:07:51 181 46.84 XLON 15:07:51 165 46.84 XLON 15:07:51 208 46.84 CHIX 15:08:40 122 46.87 XLON 15:09:05 29 46.88 XLON 15:09:11 178 46.88 XLON 15:09:11 199 46.88 XLON 15:09:11 222 46.88 CHIX 15:09:13 118 46.89 XLON 15:09:26 562 46.89 XLON 15:09:26 753 46.88 XLON 15:09:29 7 46.88 CHIX 15:09:38 531 46.88 XLON 15:09:44 225 46.88 XLON 15:09:44 220 46.88 CHIX 15:09:49 798 46.86 XLON 15:10:04 231 46.86 CHIX 15:10:04 207 46.89 CHIX 15:10:11 756 46.89 XLON 15:10:34 207 46.89 CHIX 15:11:16 771 46.91 XLON 15:12:04 760 46.93 XLON 15:13:11 240 46.93 CHIX 15:13:11 754 46.93 XLON 15:13:47 214 46.93 CHIX 15:13:47 787 46.91 XLON 15:14:45 213 46.91 CHIX 15:14:45 223 46.91 XLON 15:15:19 566 46.91 XLON 15:15:36 211 46.92 CHIX 15:16:00 794 46.93 XLON 15:17:45 206 46.93 CHIX 15:17:45 7 46.93 CHIX 15:17:45 500 46.91 XLON 15:18:54 246 46.91 XLON 15:19:01 6 46.91 XLON 15:19:09 260 46.91 XLON 15:19:19 541 46.91 XLON 15:19:19 223 46.90 CHIX 15:19:40 527 46.89 XLON 15:20:48 433 46.90 XLON 15:21:30 273 46.90 XLON 15:22:08 460 46.90 XLON 15:22:49 211 46.91 CHIX 15:23:30 4 46.91 CHIX 15:24:13 3 46.91 CHIX 15:24:16 1 46.91 CHIX 15:24:22 209 46.91 CHIX 15:24:54 772 46.92 XLON 15:25:29 608 46.92 XLON 15:25:31 144 46.92 XLON 15:25:31

128 46.92 XLON 15:25:42 50 46.92 XLON 15:25:43 327 46.93 CHIX 15:25:52 569 46.92 XLON 15:26:26 212 46.92 CHIX 15:26:26 277 46.90 CHIX 15:27:09 133 46.90 XLON 15:27:18 18 46.90 CHIX 15:27:18 109 46.90 XLON 15:27:31 230 46.91 XLON 15:28:25 176 46.91 XLON 15:28:25 18 46.92 XLON 15:28:47 710 46.92 XLON 15:28:47 230 46.91 XLON 15:29:41 176 46.91 XLON 15:29:41 789 46.92 XLON 15:29:47 164 46.92 XLON 15:29:47 168 46.92 XLON 15:29:47 192 46.92 XLON 15:29:47 53 46.92 XLON 15:29:47 218 46.90 CHIX 15:30:31 689 46.90 XLON 15:30:37 686 46.90 XLON 15:32:11 78 46.90 XLON 15:32:11 36 46.90 CHIX 15:34:08 724 46.90 XLON 15:34:21 76 46.90 XLON 15:34:21 364 46.90 CHIX 15:34:21 437 46.88 XLON 15:34:24 299 46.88 CHIX 15:34:33 250 46.87 CHIX 15:35:06 710 46.89 XLON 15:36:48 53 46.90 XLON 15:36:58 161 46.90 XLON 15:36:58 762 46.90 XLON 15:36:58 13 46.90 XLON 15:36:58 37 46.90 XLON 15:37:05 192 46.90 XLON 15:37:10 564 46.90 XLON 15:37:10 298 46.89 CHIX 15:37:49 205 46.89 CHIX 15:37:49 68 46.89 CHIX 15:37:54 156 46.88 XLON 15:38:39 603 46.88 XLON 15:38:39 296 46.87 CHIX 15:39:15 53 46.87 CHIX 15:39:45 772 46.86 XLON 15:40:02 209 46.85 CHIX 15:40:13 754 46.85 XLON 15:41:19 796 46.85 XLON 15:41:25 486 46.85 CHIX 15:41:25 89 46.85 XLON 15:41:54 705 46.85 XLON 15:41:54 479 46.85 CHIX 15:41:54 304 46.85 XLON 15:41:59 181 46.85 XLON 15:41:59 181 46.85 XLON 15:41:59 59 46.85 XLON 15:41:59 487 46.87 CHIX 15:42:14 209 46.87 CHIX 15:42:14 304 46.86 XLON 15:42:25 233 46.86 XLON 15:42:25 43 46.85 CHIX 15:42:30 583 46.85 XLON 15:44:10 555 46.85 CHIX 15:44:10 304 46.83 XLON 15:45:11 308 46.83 CHIX 15:45:11 502 46.83 XLON 15:45:17 5 46.83 CHIX 15:45:17 320 46.84 XLON 15:46:47 160 46.83 CHIX 15:46:47 52 46.83 CHIX 15:46:47 351 46.84 XLON 15:49:08 187 46.84 XLON 15:50:06 163 46.84 XLON 15:50:06 238 46.84 XLON 15:50:15 265 46.82 XLON 15:50:56 265 46.82 CHIX 15:50:56 265 46.80 XLON 15:51:29 355 46.80 CHIX 15:51:29 240 46.79 XLON 15:51:48 331 46.78 CHIX 15:51:54 556 46.79 XLON 15:52:05 302 46.78 CHIX 15:52:53 551 46.80 CHIX 15:53:14 469 46.79 XLON 15:53:59 166 46.80 CHIX 15:55:59 373 46.80 CHIX 15:55:59 108 46.80 CHIX 15:57:21 320 46.80 CHIX 15:57:21 333 46.80 CHIX 15:57:21 537 46.79 XLON 15:57:25 327 46.79 XLON 15:58:10 210 46.79 XLON 15:58:10 339 46.79 XLON 15:58:27 801 46.80 CHIX 15:59:06 669 46.80 CHIX 16:00:49 266 46.80 CHIX 16:01:01 175 46.80 CHIX 16:01:01 90 46.79 XLON 16:01:03 1 46.78 CHIX 16:01:23 261 46.78 CHIX 16:02:17 231 46.77 XLON 16:03:02 35 46.77 XLON 16:03:02 190 46.76 XLON 16:03:31 215 46.76 XLON 16:03:31 265 46.76 XLON 16:04:02 62 46.76 XLON 16:04:09 107 46.76 XLON 16:04:09 38 46.76 XLON 16:04:09 278 46.77 CHIX 16:05:17 126 46.79 CHIX 16:06:59 52 46.79 CHIX 16:06:59 51 46.79 CHIX 16:06:59 21 46.79 CHIX 16:06:59 206 46.79 CHIX 16:07:00 59 46.79 CHIX 16:07:00 54 46.79 CHIX 16:07:00 215 46.79 CHIX 16:07:04 53 46.79 CHIX 16:07:04 54 46.79 CHIX 16:07:04 215 46.80 CHIX 16:07:05 54 46.80 CHIX 16:07:05 50 46.80 CHIX 16:07:05 206 46.80 CHIX 16:07:05 57 46.80 CHIX 16:07:05 52 46.80 CHIX 16:07:05 17 46.81 CHIX 16:07:14 79 46.81 CHIX 16:07:14 48 46.81 CHIX 16:07:14 59 46.81 CHIX 16:07:14 48 46.81 CHIX 16:07:15 54 46.81 CHIX 16:07:15 55 46.81 CHIX 16:07:15 56 46.81 CHIX 16:07:15 18 46.80 XLON 16:07:52 742 46.80 XLON 16:07:52 181 46.81 XLON 16:08:14 163 46.81 XLON 16:08:14 48 46.81 CHIX 16:08:14 52 46.81 CHIX 16:08:14 50 46.81 CHIX 16:08:14 58 46.81 CHIX 16:08:14 789 46.81 XLON 16:08:15 260 46.81 XLON 16:08:15 203 46.81 XLON 16:08:15 225 46.81 XLON 16:08:15 85 46.81 XLON 16:08:15 60 46.81 CHIX 16:08:15 55 46.81 CHIX 16:08:15 789 46.81 XLON 16:08:16 225 46.81 XLON 16:08:16 94 46.81 XLON 16:08:16 215 46.81 CHIX 16:08:16 54 46.81 CHIX 16:08:16 55 46.81 CHIX 16:08:16 59 46.81 CHIX 16:08:17 60 46.81 CHIX 16:08:17 206 46.81 CHIX 16:08:17 81 46.81 CHIX 16:08:17

58 46.81 CHIX 16:08:17 56 46.81 CHIX 16:08:17 759 46.80 XLON 16:08:40 798 46.79 CHIX 16:08:54 60 46.80 CHIX 16:08:54 54 46.80 CHIX 16:08:54 206 46.80 CHIX 16:08:54 86 46.80 CHIX 16:08:54 57 46.81 XLON 16:09:12 789 46.81 XLON 16:09:12 194 46.81 XLON 16:09:12 240 46.81 XLON 16:09:12 146 46.81 XLON 16:09:12 96 46.81 XLON 16:09:12 60 46.81 XLON 16:09:12 200 46.82 CHIX 16:09:15 55 46.82 CHIX 16:09:15 52 46.82 CHIX 16:09:15 104 46.82 CHIX 16:09:15 66 46.82 CHIX 16:09:15 400 46.82 XLON 16:09:32 173 46.82 XLON 16:09:32 232 46.82 XLON 16:09:32 215 46.82 CHIX 16:09:32 789 46.82 XLON 16:09:33 160 46.82 XLON 16:09:33 19 46.82 XLON 16:09:33 50 46.82 CHIX 16:09:37 51 46.82 CHIX 16:09:38 51 46.82 CHIX 16:09:38 206 46.82 CHIX 16:09:38 500 46.82 CHIX 16:09:38 40 46.82 CHIX 16:09:38 57 46.82 CHIX 16:09:38 206 46.82 CHIX 16:09:38 103 46.82 CHIX 16:09:38 53 46.82 CHIX 16:09:49 52 46.82 CHIX 16:09:49 58 46.82 CHIX 16:09:49 54 46.82 CHIX 16:09:49 550 46.81 XLON 16:10:30 260 46.81 XLON 16:10:30 66 46.81 XLON 16:10:30 770 46.81 CHIX 16:10:30 759 46.80 XLON 16:11:48 762 46.80 XLON 16:12:07 184 46.80 XLON 16:12:07 182 46.80 XLON 16:12:07 1,196 46.80 XLON 16:12:07 789 46.80 XLON 16:12:07 172 46.80 XLON 16:12:07 14 46.80 XLON 16:12:07 811 46.79 CHIX 16:12:41 789 46.79 XLON 16:12:44 203 46.79 XLON 16:12:44 198 46.79 XLON 16:12:44 125 46.79 CHIX 16:13:14 1 46.79 CHIX 16:13:14 124 46.79 CHIX 16:13:26 504 46.79 CHIX 16:13:26 756 46.78 XLON 16:14:00 789 46.78 XLON 16:14:19 97 46.78 XLON 16:14:19 461 46.77 CHIX 16:14:20 13 46.79 XLON 16:14:32 196 46.79 XLON 16:14:32 240 46.79 XLON 16:14:32 99 46.79 XLON 16:14:32 209 46.79 XLON 16:14:32 793 46.78 XLON 16:14:46 257 46.77 CHIX 16:15:32 52 46.77 CHIX 16:15:32 710 46.77 XLON 16:16:06 257 46.77 CHIX 16:16:06 257 46.77 CHIX 16:16:37 61 46.77 CHIX 16:16:37 789 46.77 XLON 16:17:10 210 46.77 XLON 16:17:10 61 46.77 CHIX 16:17:10 196 46.77 XLON 16:17:42 1,562 46.77 XLON 16:17:42 19 46.78 CHIX 16:17:42 54 46.78 CHIX 16:17:42 257 46.78 CHIX 16:17:42 257 46.78 CHIX 16:17:43 61 46.78 CHIX 16:17:43 49 46.78 CHIX 16:17:43 107 46.78 CHIX 16:17:43 327 46.78 CHIX 16:17:43 311 46.77 XLON 16:18:00 207 46.77 XLON 16:18:00 1,000 46.77 XLON 16:18:00 188 46.77 XLON 16:18:00 183 46.77 XLON 16:18:00 348 46.77 XLON 16:18:01 173 46.77 XLON 16:18:01 189 46.77 XLON 16:18:01 789 46.77 XLON 16:18:18 190 46.77 XLON 16:18:18 174 46.77 XLON 16:18:18 236 46.76 CHIX 16:18:18 17 46.76 XLON 16:18:29 542 46.76 CHIX 16:18:30 812 46.77 XLON 16:18:55 172 46.77 XLON 16:18:55 198 46.77 XLON 16:18:55 789 46.77 XLON 16:18:56 280 46.77 XLON 16:18:56 205 46.77 XLON 16:18:56 185 46.77 XLON 16:18:56 103 46.77 XLON 16:18:56 79 46.77 XLON 16:18:56 176 46.77 XLON 16:18:56 151 46.77 XLON 16:18:56 801 46.75 XLON 16:21:09 102 46.75 XLON 16:21:17 304 46.75 XLON 16:21:17 192 46.75 XLON 16:21:17 163 46.76 XLON 16:23:26 174 46.76 XLON 16:23:26 678 46.76 XLON 16:23:26 159 46.76 XLON 16:23:26 1,048 46.76 CHIX 16:23:26 257 46.76 CHIX 16:23:26 51 46.76 CHIX 16:23:26 58 46.76 CHIX 16:23:26 65 46.76 CHIX 16:23:26 58 46.76 CHIX 16:23:26 52 46.76 CHIX 16:23:26 231 46.76 CHIX 16:23:26 340 46.75 XLON 16:23:49 192 46.75 XLON 16:23:49 266 46.75 XLON 16:23:49 512 46.75 XLON 16:23:51 211 46.75 XLON 16:24:13 167 46.75 XLON 16:24:13 268 46.75 XLON 16:24:13 196 46.75 XLON 16:24:13 181 46.75 XLON 16:24:13 240 46.75 XLON 16:24:13 130 46.75 XLON 16:24:13 195 46.75 XLON 16:24:13 50 46.75 XLON 16:24:13 99 46.75 XLON 16:24:13 700 46.75 XLON 16:24:13 137 46.74 CHIX 16:24:13 76 46.74 CHIX 16:24:13 160 46.74 CHIX 16:24:13 322 46.75 CHIX 16:24:13 57 46.75 CHIX 16:24:13 27 46.75 CHIX 16:24:13 417 46.74 CHIX 16:24:26 784 46.75 XLON 16:25:01 358 46.75 XLON 16:26:33 434 46.75 XLON 16:26:33 791 46.75 XLON 16:28:17 171 46.75 XLON 16:28:17 179 46.75 XLON 16:28:17 53 46.75 CHIX 16:28:17 56 46.75 CHIX 16:28:17

52 46.75 CHIX 16:28:18 181 46.75 XLON 16:28:20 180 46.75 XLON 16:28:20 371 46.75 XLON 16:28:20 435 46.75 XLON 16:28:20 179 46.75 XLON 16:28:20 200 46.75 XLON 16:28:20 58 46.75 CHIX 16:28:20 58 46.75 CHIX 16:28:20 322 46.75 CHIX 16:28:20 58 46.75 CHIX 16:28:20 58 46.75 CHIX 16:28:20 201 46.75 XLON 16:28:21 178 46.75 XLON 16:28:21 27 46.75 XLON 16:28:21 60 46.75 CHIX 16:28:21 59 46.75 CHIX 16:28:21 60 46.75 CHIX 16:28:21 50 46.75 CHIX 16:28:21 51 46.75 CHIX 16:28:21 62 46.75 CHIX 16:28:21 55 46.75 CHIX 16:28:22 57 46.75 CHIX 16:28:22 666 46.74 CHIX 16:28:25 91 46.74 CHIX 16:28:38 322 46.76 CHIX 16:28:52 84 46.76 CHIX 16:28:52 147 46.77 XLON 16:29:12 789 46.77 XLON 16:29:12 240 46.77 XLON 16:29:12 209 46.77 XLON 16:29:12 177 46.77 XLON 16:29:12 347 46.76 CHIX 16:29:12 53 46.76 CHIX 16:29:12 53 46.76 CHIX 16:29:12 7 46.76 CHIX 16:29:12 1 46.76 CHIX 16:29:12 Media Enquiries: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.